UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2010
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☑     Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐     No   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar to Report Second Quarter 2010 Financial Results on August 10, 2010
     We, LDK Solar Co., Ltd., will release financial results for our second quarter 2010 ended June 30, 2010, after the market closes on Tuesday, August 10, 2010. We will host a corresponding conference call and live webcast at 5:00 p.m. Eastern Time the same day. A live webcast of the call will be available on our investor relations website at investor.ldksolar.com.
     Our press release issued on July 28, 2010 is attached hereto as Exhibit 99.3.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer

Date: July 29, 2010

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